02067812

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

RECD S.E.C.
DEC 23 2002
1083

# FORM SE

## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Wells Fargo Asset Securities Corporation
Exact name of registrant as specified in charter

0001011663
Registrant CIK Number

8-K FOR 12/23/02
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

~~333-98129~~
333-2209
SEC file number, if available

______________________________
Name of Person Filing the Document (If other than the Registrant)

PROCESSED
DEC 27 2002
THOMSON FINANCIAL

## SIGNATURES

*Filings Made By the Registrant:*

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Frederick, State of Maryland, December 23, 2002.

Wells Fargo Asset Securities Corporation
(Registrant)

By: [signature]
Name: Alan S. McKenney
Title: Vice President

*Filings Made by Person Other Than the Registrant:*

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, _____, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

______________________
(Title)

# GSWFMBS18FG2 - SUMMARY

**DEAL SUMMARY REPORT** GSWFMBS18FG2

| | | ASSUMPTIONS | | | | COLLATERAL | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | BALANCE | WAC | WAM | WAL | DUR |
| SETTLEMENT | 23-DEC-2002 | PREPAY | 350 | PSA | | | | | |
| 1ST PAY DATE | 25-JAN-2003 | DEFAULT | 0 | CDR | | | | | |
| | | RECOVERY | 0 | MONTHS | GRP 1 $500,000,000.00 | 6.448000000 | 357 | 4.98 | |
| | | SEVERITY | | 0% | GRP 2 $460,000,000.00 | 6.900000000 | 350 | 4.56 | |

| TRANCHE NAME | RATINGS | BALANCE | COUPON | PRINCIPAL WINDOW | AVG LIFE | DUR | YIELD | SPREAD BP | BENCH | PRICE % | $@1BP | ACCRUED INT(M) | NETNET (MM) | DATED DATE | NOTES |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 1A19 | | 1,250,000.00 | 6.0000000000 | 01/03 - 09/32 | 4.85 | | 0.0000 | 0 | INTERP | | | 4.58 | 0.000 | 01-DEC-02 | FIX |
| 1A1 | | 49,275,000.00 | 6.0000000000 | 01/08 - 09/32 | 10.28 | | 0.0000 | 0 | INTERP | | | 180.68 | 0.000 | 01-DEC-02 | FIX |
| 1A17 | | 600,000.00 | 6.0000000000 | 01/08 - 09/32 | 10.28 | | 0.0000 | 0 | INTERP | | | 2.20 | 0.000 | 01-DEC-02 | FIX |
| 1A2 | | 20,000,000.00 | 5.7500000000 | 01/06 - 09/32 | 14.10 | | 0.0000 | 0 | INTERP | | | 70.28 | 0.000 | 01-DEC-02 | FIX |
| 1A16 | | 20,000,000.00 | 0.2500000000 | 01/03 - 09/32 | 14.10 | | 0.0000 | 0 | INTERP | | | 3.06 | 0.000 | 01-DEC-02 | IO |
| 1A3 | | 40,000,000.00 | 6.0000000000 | 01/03 - 08/12 | 3.75 | | 0.0000 | 0 | INTERP | | | 146.67 | 0.000 | 01-DEC-02 | FIX |
| 1A4 | | 60,000,000.00 | 5.0000000000 | 01/03 - 08/12 | 3.75 | | 0.0000 | 0 | INTERP | | | 183.33 | 0.000 | 01-DEC-02 | FIX |
| 1A5 | | 100,000,000.00 | 5.5000000000 | 01/03 - 08/12 | 3.75 | | 0.0000 | 0 | INTERP | | | 336.11 | 0.000 | 01-DEC-02 | FIX |
| 1A6 | | 18,333,333.00 | 6.0000000000 | 01/03 - 08/12 | 3.75 | | 0.0000 | 0 | INTERP | | | 67.22 | 0.000 | 01-DEC-02 | IO |
| 1A7 | | 9,163,000.00 | 6.0000000000 | 01/03 - 01/04 | 0.72 | | 0.0000 | 0 | INTERP | | | 33.60 | 0.000 | 01-DEC-02 | FIX |
| 1A8 | | 2,545,000.00 | 6.0000000000 | 08/12 - 03/14 | 10.44 | | 0.0000 | 0 | INTERP | | | 9.33 | 0.000 | 01-DEC-02 | FIX |
| 1A9 | | 15,000,000.00 | 1.9400000000 | 01/03 - 05/09 | 3.04 | | 0.0000 | 0 | INTERP | | | 0.00 | 0.000 | 25-DEC-02 | FLT |
| 1A10 | | 15,000,000.00 | 6.5600000000 | 01/03 - 05/09 | 3.04 | | 0.0000 | 0 | INTERP | | | 0.00 | 0.000 | 25-DEC-02 | INV_IO |
| 1A11 | | 75,000,000.00 | 5.5000000000 | 01/03 - 05/09 | 3.04 | | 0.0000 | 0 | INTERP | | | 252.08 | 0.000 | 01-DEC-02 | FIX |
| 1A12 | | 85,367,200.00 | 6.0000000000 | 01/03 - 05/09 | 3.04 | | 0.0000 | 0 | INTERP | | | 313.01 | 0.000 | 01-DEC-02 | FIX |
| 1A15 | | 10,000,000.00 | 6.0000000000 | 07/10 - 03/14 | 9.03 | | 0.0000 | 0 | INTERP | | | 36.67 | 0.000 | 01-DEC-02 | FIX |
| 1A13 | | 10,000,000.00 | 6.0000000000 | 01/03 - 10/09 | 5.13 | | 0.0000 | 0 | INTERP | | | 36.67 | 0.000 | 01-DEC-02 | FIX |
| 1A14 | | 8,549,800.00 | 6.0000000000 | 10/09 - 07/10 | 7.18 | | 0.0000 | 0 | INTERP | | | 31.35 | 0.000 | 01-DEC-02 | FIX |
| B1 | | 13,420,000.00 | 6.0000000000 | 01/03 - 09/32 | 9.85 | | 0.0000 | 0 | INTERP | | | 49.21 | 0.000 | 01-DEC-02 | FIX |
| B2 | | 4,800,000.00 | 6.0000000000 | 01/03 - 09/32 | 9.85 | | 0.0000 | 0 | INTERP | | | 17.60 | 0.000 | 01-DEC-02 | FIX |
| B3 | | 3,360,000.00 | 6.0000000000 | 01/03 - 09/32 | 9.85 | | 0.0000 | 0 | INTERP | | | 12.32 | 0.000 | 01-DEC-02 | FIX |
| B4 | | 1,440,000.00 | 6.0000000000 | 01/03 - 09/32 | 9.85 | | 0.0000 | 0 | INTERP | | | 5.28 | 0.000 | 01-DEC-02 | FIX |
| B5 | | 1,440,000.00 | 6.0000000000 | 01/03 - 09/32 | 9.85 | | 0.0000 | 0 | INTERP | | | 5.28 | 0.000 | 01-DEC-02 | FIX |
| B6 | | 1,440,000.00 | 6.0000000000 | 01/03 - 09/32 | 9.85 | | 0.0000 | 0 | INTERP | | | 5.28 | 0.000 | 01-DEC-02 | FIX |
| 2APO | | 0.00 | 0.0000000000 | NA | 0.00 | | 0.0000 | 0 | INTERP | | | 0.00 | 0.000 | 01-DEC-02 | XRS_PO |
| 2A0 | | 44,796,923.08 | 6.5000000000 | 01/03 - 02/32 | 4.56 | | 0.0000 | 0 | INTERP | | | 177.94 | 0.000 | 01-DEC-02 | NTL_IO |
| 2A1 | | 50,000,000.00 | 4.6500000000 | 01/03 - 10/07 | 2.55 | | 0.0000 | 0 | INTERP | | | 142.08 | 0.000 | 01-DEC-02 | FIX |
| 2A2 | | 11,250,000.00 | 6.0000000000 | 01/03 - 10/07 | 2.55 | | 0.0000 | 0 | INTERP | | | 41.25 | 0.000 | 01-DEC-02 | IO |
| 2A3 | | 21,068,000.00 | 6.0000000000 | 10/07 - 05/10 | 5.99 | | 0.0000 | 0 | INTERP | | | 77.25 | 0.000 | 01-DEC-02 | FIX |
| 2A4 | | 12,669,000.00 | 6.0000000000 | 05/10 - 01/25 | 10.09 | | 0.0000 | 0 | INTERP | | | 46.45 | 0.000 | 01-DEC-02 | FIX |
| 2A5 | | 41,269,000.00 | 5.5000000000 | 01/03 - 02/32 | 4.27 | | 0.0000 | 0 | INTERP | | | 138.71 | 0.000 | 01-DEC-02 | FIX |
| 2A6 | | 33,531,062.00 | 2.6900000000 | 01/03 - 02/32 | 4.27 | | 0.0000 | 0 | INTERP | | | 55.12 | 0.000 | 01-DEC-02 | FLT |
| 2A7 | | 7,737,938.00 | 23.0099986944 | 01/03 - 02/32 | 4.27 | | 0.0000 | 0 | INTERP | | | 108.81 | 0.000 | 01-DEC-02 | INV |
| 2A19 | | 28,380,500.00 | 6.0000000000 | 01/08 - 02/32 | 10.26 | | 0.0000 | 0 | INTERP | | | 104.06 | 0.000 | 01-DEC-02 | FIX |
| 2A18 | | 500,000.00 | 6.0000000000 | 01/08 - 02/32 | 10.26 | | 0.0000 | 0 | INTERP | | | 1.83 | 0.000 | 01-DEC-02 | FIX |
| 2A8 | | 50,000,000.00 | 4.7500000000 | 11/03 - 10/12 | 3.94 | | 0.0000 | 0 | INTERP | | | 145.14 | 0.000 | 01-DEC-02 | FIX |
| 2A9 | | 25,000,000.00 | 1.8900000000 | 11/03 - 10/12 | 3.94 | | 0.0000 | 0 | INTERP | | | 0.00 | 0.000 | 25-DEC-02 | FLT |
| 2A10 | | 25,000,000.00 | 6.6100000000 | 01/03 - 10/12 | 3.94 | | 0.0000 | 0 | INTERP | | | 0.00 | 0.000 | 25-DEC-02 | INV_IO |
| 2A11 | | 61,852,500.00 | 2.6900000000 | 01/03 - 02/32 | 3.56 | | 0.0000 | 0 | INTERP | | | 101.68 | 0.000 | 01-DEC-02 | FLT |
| 2A12 | | 20,617,500.00 | 15.9300000000 | 01/03 - 02/32 | 3.56 | | 0.0000 | 0 | INTERP | | | 200.71 | 0.000 | 01-DEC-02 | INV |
| 2A13 | | 40,000,000.00 | 6.0000000000 | 01/03 - 04/15 | 3.72 | | 0.0000 | 0 | INTERP | | | 146.67 | 0.000 | 01-DEC-02 | FIX |
| 2A14 | | 46,370,500.00 | 5.5000000000 | 01/03 - 04/15 | 3.72 | | 0.0000 | 0 | INTERP | | | 155.86 | 0.000 | 01-DEC-02 | FIX |
| 2A15 | | 3,864,200.00 | 6.0000000000 | 01/03 - 04/15 | 3.72 | | 0.0000 | 0 | INTERP | | | 14.17 | 0.000 | 01-DEC-02 | IO |
| 2A16 | | 7,238,000.00 | 6.0000000000 | 01/03 - 02/04 | 0.68 | | 0.0000 | 0 | INTERP | | | 26.54 | 0.000 | 01-DEC-02 | FIX |
| 2A17 | | 1,116,000.00 | 6.0000000000 | 04/15 - 02/32 | 15.81 | | 0.0000 | 0 | INTERP | | | 4.09 | 0.000 | 01-DEC-02 | FIX |

**YIELD CURVE** SWAP

| MAT | 3MO | 6MO | 1YR | 2YR | 5YR | 10YR | 30YR | 3MO | 6MO | 9MO | 1YR | 2YR | 3YR | 4YR | 5YR | 7YR | 10YR | 15YR | 20YR | 30YR |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| YLD | 1.692 | 1.753 | 2.113 | 2.833 | 4.060 | 4.825 | 5.519 | 1.897 | 1.989 | 2.115 | 2.292 | 2.977000 | 3.593000 | 4.019000 | 4.338000 | 4.752000 | 5.105000 | 5.524000 | 5.713000 | 5.799000 |

This information is furnished to you solely by Goldman, Sachs & Co. and not by the Issuer of the securities or any of its affiliates. Goldman, Sachs & Co. is acting as underwriter and not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or the underlying assets, the information contained in the final offering document for the proposed transaction).



# GSWFMBS18FG4 - SUMMARY

GOLDMAN SACHS — DEAL SUMMARY REPORT — GSWFMBS18FG4

12/19/02 4:13:33 PM — WAC: 6.665 WAM: 354

CLOSING DATE: 12/23/2002 — 350 PSA

FIRST PAY: 01/25/2003 — CUM LOSS %: 0.00 GRP 1: 0.00 GRP 2: 0.00

| TRANCHE NAME | BALANCE | COUPON | PRINCIPAL WINDOW | AVER LIFE | DUR | TX/ INDEX | SPREAD MARGIN | YIELD | PRICE % | $@1BP | ACCRUED INT(M) | NETNET (MM) | DV01 | ARB STAT | CAP | MULT | BAL % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| COLLAT_1 | 500,000,000.00 | 6.0000000000 | 01/03-09/32 | 4.98 | | | 0 | | | | | | | | | | 52.08 |
| SNR_1 | 488,750,000.00 | 6.0000000000 | 01/03-09/32 | 4.85 | | | 0 | | | | | | | | | | 50.91 |
| 1APO | 1,250,000.00 | 0.0000000000 | 01/03-09/32 | 4.85 | | | 0 | | | | | | | | | | 0.13 |
| SNR_12 | 485,500,000.00 | 6.0000000000 | 01/03-09/32 | 4.85 | | | 0 | | | | | | | | | | 50.57 |
| 11A1 | 49,875,000.00 | 6.0000000000 | 01/08-09/32 | 10.28 | | | 0 | | | | | | | | | | 5.20 |
| 1A1 | 49,275,000.00 | 6.0000000000 | 01/08-09/32 | 10.28 | | | 0 | | | | | | | | | | 5.13 |
| 1A17 | 600,000.00 | 6.0000000000 | 01/08-09/32 | 10.28 | | | 0 | | | | | | | | | | 0.06 |
| SNR_12NN | 435,625,000.00 | 6.0000000000 | 01/03-09/32 | 4.22 | | | 0 | | | | | | | | | | 45.38 |
| 1AA2 | 20,000,000.00 | 6.0000000000 | 01/06-09/32 | 14.10 | | | 0 | | | | | | | | | | 2.08 |
| 1A2 | 20,000,000.00 | 5.5000000000 | 01/06-09/32 | 14.10 | | | 0 | | | | | | | | | | 2.08 |
| 1A16 | 20,000,000.00 | 0.5000000000 | 01/03-09/32 | 14.10 | | | 0 | | | | | | | | | | 2.08 |
| SNR_12NNCMP | 415,625,000.00 | 6.0000000000 | 01/03-03/14 | 3.75 | | | 0 | | | | | | | | | | 43.29 |
| CAG | 211,708,000.00 | 6.0000000000 | 01/03-03/14 | 3.75 | | | 0 | | | | | | | | | | 22.05 |
| CAG1 | 209,163,000.00 | 6.0000000000 | 01/03-08/12 | 3.62 | | | 0 | | | | | | | | | | 21.79 |
| A345 | 200,000,000.00 | 6.0000000000 | 01/03-08/12 | 3.75 | | | 0 | | | | | | | | | | 20.83 |
| 1A3 | 40,000,000.00 | 6.0000000000 | 01/03-08/12 | 3.75 | | | 0 | | | | | | | | | | 4.17 |
| A3452 | 160,000,000.00 | 6.0000000000 | 01/03-08/12 | 3.75 | | | 0 | | | | | | | | | | 16.67 |
| BOND | 160,000,000.00 | 5.3125000000 | 01/03-08/12 | 3.75 | | | 0 | | | | | | | | | | 16.67 |
| 1A4 | 60,000,000.00 | 5.0000000000 | 01/03-08/12 | 3.75 | | | 0 | | | | | | | | | | 6.25 |
| 1A5 | 100,000,000.00 | 5.5000000000 | 01/03-08/12 | 3.75 | | | 0 | | | | | | | | | | 10.42 |
| 1A6 | 18,333,333.00 | 6.0000000000 | 01/03-08/12 | 3.75 | | | 0 | | | | | | | | | | 1.91 |
| 1A7 | 9,143,000.00 | 6.0000000000 | 01/03-01/04 | 0.72 | | | 0 | | | | | | | | | | 0.95 |
| 1A8 | 2,545,000.00 | 6.0000000000 | 08/12-03/14 | 10.44 | | | 0 | | | | | | | | | | 0.27 |
| NCAG | 203,917,000.00 | 6.0000000000 | 01/03-03/14 | 3.75 | | | 0 | | | | | | | | | | 21.24 |
| A91011 | 175,367,200.00 | 6.0000000000 | 01/03-05/09 | 3.04 | | | 0 | | | | | | | | | | 18.27 |
| EFLTS | 15,000,000.00 | 8.5000000000 | 01/03-05/09 | 3.04 | | | 0 | | | | | | | | | | 1.56 |
| 1A9 | 15,000,000.00 | 1.9400000000 | 01/03-05/09 | 3.04 | | LIBOR_1MO | 0.5 | | | | | | | | 8.5 | 1 | 1.56 |
| 1A10 | 15,000,000.00 | 6.5600000000 | 01/03-05/09 | 3.04 | | LIBOR_1MO | 8. | | | | | | | | 8. | -1 | 1.56 |
| EREST | 160,367,200.00 | 5.7661616390 | 01/03-05/09 | 3.04 | | | 0 | | | | | | | | | | 16.70 |
| 1A11 | 75,000,000.00 | 5.5000000000 | 01/03-05/09 | 3.04 | | | 0 | | | | | | | | | | 7.81 |
| 1A12 | 85,367,200.00 | 6.0000000000 | 01/03-05/09 | 3.04 | | | 0 | | | | | | | | | | 8.89 |
| BK | 28,549,300.00 | 6.0000000000 | 05/09-03/14 | 8.09 | | | 0 | | | | | | | | | | 2.97 |
| 1A15 | 10,000,000.00 | 6.0000000000 | 07/10-03/14 | 9.03 | | | 0 | | | | | | | | | | 1.04 |
| 1A13 | 10,000,000.00 | 6.0000000000 | 01/03-10/09 | 5.13 | | | 0 | | | | | | | | | | 1.04 |
| 1A14 | 8,549,300.00 | 6.0000000000 | 10/09-07/10 | 7.18 | | | 0 | | | | | | | | | | 0.89 |
| SUBORD_1 | 13,250,000.00 | 6.0000000000 | 01/03-09/32 | 9.84 | | | 0 | | | | | | | | | | 1.38 |
| SUBS | 25,900,000.00 | 6.0000000000 | 01/03-09/32 | 9.85 | | | 0 | | | | | | | | | | 2.70 |
| B1 | 13,420,000.00 | 6.0000000000 | 01/03-09/32 | 9.85 | | | 0 | | | | | | | | | | 1.40 |
| B2 | 4,800,000.00 | 6.0000000000 | 01/03-09/32 | 9.85 | | | 0 | | | | | | | | | | 0.50 |
| B3 | 3,360,000.00 | 6.0000000000 | 01/03-09/32 | 9.85 | | | 0 | | | | | | | | | | 0.35 |
| B4 | 1,440,000.00 | 6.0000000000 | 01/03-09/32 | 9.85 | | | 0 | | | | | | | | | | 0.15 |
| B5 | 1,440,000.00 | 6.0000000000 | 01/03-09/32 | 9.85 | | | 0 | | | | | | | | | | 0.15 |
| B6 | 1,440,000.00 | 6.0000000000 | 01/03-09/32 | 9.85 | | | 0 | | | | | | | | | | 0.15 |
| COLLAT_2 | 460,000,000.00 | 6.6130000000 | 01/03-02/32 | 4.56 | | | 0 | | | | | | | | | | 47.92 |
| 2APO | 0.00 | 0.0000000000 | NA | 0.00 | | | 0 | | | | | | | | | | 0.00 |
| 2A0 | 44,796,923.00 | 6.5000000000 | 01/03-02/32 | 4.56 | | | 0 | | | | | | | | | | 4.67 |
| SNR_2 | 447,350,000.00 | 6.0000000000 | 01/03-02/32 | 4.41 | | | 0 | | | | | | | | | | 46.60 |
| CAGPAC | 166,275,000.00 | 6.0000000000 | 01/03-02/32 | 4.41 | | | 0 | | | | | | | | | | 17.32 |
| CAGPACPAC | 83,737,000.00 | 6.0000000000 | 01/03-01/25 | 4.55 | | | 0 | | | | | | | | | | 8.72 |
| PAA | 50,000,000.00 | 6.0000000000 | 01/03-10/07 | 2.55 | | | 0 | | | | | | | | | | 5.21 |
| 2A1 | 50,000,000.00 | 4.6500000000 | 01/03-10/07 | 2.55 | | | 0 | | | | | | | | | | 5.21 |
| 2A2 | 11,250,000.00 | 6.0000000000 | 01/03-10/07 | 2.55 | | | 0 | | | | | | | | | | 1.17 |
| 2A3 | 21,068,000.00 | 6.0000000000 | 10/07-05/10 | 5.99 | | | 0 | | | | | | | | | | 2.19 |
| 2A4 | 12,669,000.00 | 6.0000000000 | 05/10-01/25 | 10.09 | | | 0 | | | | | | | | | | 1.32 |
| EL | 82,538,000.00 | 6.0000000000 | 01/03-02/32 | 4.27 | | | 0 | | | | | | | | | | 8.60 |
| 2A5 | 41,269,000.00 | 5.5000000000 | 01/03-02/32 | 4.27 | | | 0 | | | | | | | | | | 4.30 |
| 2A52 | 41,269,000.00 | 6.5000000000 | 01/03-02/32 | 4.27 | | | 0 | | | | | | | | | | 4.30 |
| 2A6 | 33,531,862.00 | 2.6900000000 | 01/03-02/32 | 4.27 | | LIBOR_1MO | 1.25 | | | | | | | | 8 | 1 | 3.49 |
| 2A7 | 7,737,938.00 | 23.8099986444 | 01/03-02/32 | 4.27 | | LIBOR_1MO | 29.2499982 | | | | | | | | 29.2499982 | -4 | 0.81 |
| SNR_22 | 281,075,000.00 | 6.0000000000 | 01/03-02/32 | 4.41 | | | 0 | | | | | | | | | | 29.28 |
| FAKE | 28,880,500.00 | 6.0000000000 | 01/08-02/32 | 10.26 | | | 0 | | | | | | | | | | 3.01 |
| 2A19 | 28,380,500.00 | 6.0000000000 | 01/08-02/32 | 10.26 | | | 0 | | | | | | | | | | 2.96 |
| 2A18 | 500,000.00 | 6.0000000000 | 01/08-02/32 | 10.26 | | | 0 | | | | | | | | | | 0.05 |
| SNR_22NN | 252,194,500.00 | 6.0000000000 | 01/03-02/32 | 3.74 | | | 0 | | | | | | | | | | 26.27 |
| SNR_22NN1 | 157,470,000.00 | 6.0000000000 | 01/03-02/32 | 3.74 | | | 0 | | | | | | | | | | 16.40 |
| SNR_22NN1PAC | 75,000,000.00 | 6.0000000000 | 11/03-10/12 | 3.94 | | | 0 | | | | | | | | | | 7.81 |
| 2A8 | 50,000,000.00 | 4.7500000000 | 11/03-10/12 | 3.94 | | | 0 | | | | | | | | | | 5.21 |
| FLT8 | 25,000,000.00 | 8.5000000000 | 11/03-10/12 | 3.94 | | | 0 | | | | | | | | | | 2.60 |
| 2A9 | 25,000,000.00 | 1.8900000000 | 11/03-10/12 | 3.94 | | LIBOR_1MO | 0.45 | | | | | | | | 8.5 | 1 | 2.60 |
| 2A10 | 25,000,000.00 | 6.6100000000 | 11/03-10/12 | 3.94 | | LIBOR_1MO | 8.05 | | | | | | | | 8.05 | -1 | 2.60 |
| SNR_22NN1CMP | 82,470,000.00 | 6.0000000000 | 01/03-02/32 | 3.56 | | | 0 | | | | | | | | | | 8.59 |
| 2A11 | 61,852,500.00 | 2.6900000000 | 01/03-02/32 | 3.56 | | LIBOR_1MO | 1.25 | | | | | | | | 8 | 1 | 6.44 |
| 2A12 | 20,617,500.00 | 15.9300000000 | 01/03-02/32 | 3.56 | | LIBOR_1MO | 20.25 | | | | | | | | 20.25 | -3 | 2.15 |
| SNR_22NN2 | 94,724,500.00 | 6.0000000000 | 01/03-02/32 | 3.74 | | | 0 | | | | | | | | | | 9.87 |
| SNR_22NN21 | 93,603,500.00 | 6.0000000000 | 01/03-04/15 | 3.48 | | | 0 | | | | | | | | | | 9.75 |
| 2AAA13 | 86,370,500.00 | 6.0000000000 | 01/03-04/15 | 3.72 | | | 0 | | | | | | | | | | 9.00 |
| 2A13 | 40,000,000.00 | 6.0000000000 | 01/03-04/15 | 3.72 | | | 0 | | | | | | | | | | 4.17 |
| 2AAA132 | 46,370,500.00 | 6.0000000000 | 01/03-04/15 | 3.72 | | | 0 | | | | | | | | | | 4.83 |
| 2A14 | 46,370,500.00 | 5.5000000000 | 01/03-04/15 | 3.72 | | | 0 | | | | | | | | | | 4.83 |
| 2A15 | 3,864,290.00 | 6.0000000000 | 01/03-04/15 | 3.72 | | | 0 | | | | | | | | | | 0.40 |
| 2A16 | 7,238,000.00 | 6.0000000000 | 01/03-02/04 | 0.68 | | | 0 | | | | | | | | | | 0.75 |
| 2A17 | 1,116,000.00 | 6.0000000000 | 04/15-02/32 | 15.81 | | | 0 | | | | | | | | | | 0.12 |
| SUBORD_2 | 12,650,000.00 | 6.0000000000 | 01/03-02/32 | 9.85 | | | 0 | | | | | | | | | | 1.32 |
| TOT: 83 | 960,000,000. | 6.3031124460 | | 4.78 | | | | | | | | | | | | | |

COLLATERAL

TYPE BAL(MM) COUP PREPAY WAM AGE ACRINT(M) PRICE COST(MM)

# CMO GS WFMBS18FG4 1A2

## Scenario Report (Intex)

Goldman Sachs

Generated: 12/12/2002 15:53:09 **Page 1 of 1**

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| CUSIP | Monthly | As Of | 12/02 | Pricing | 12/11/02 | Original | 20,000,000.00 |
| Description: | Senior,Pac | | | Settle | 12/23/02 | Balance | 20,000,000.00 |
| Coupon: | 5.500% | | | Next Proj | 1/25/03 | Factor | 1.00000000 |
| Collateral: | Cpn 6.30 WAC 6.66 | WAM 354 | WALA 5 | Stated Final | 0/0/00 | Delay | 24 |

Historical CPR's: 12/02= 11/02= 10/02= 3mo= 6mo= 12mo= SI=

Curve: 3m= 6m= 1yr= 2yr= 3yr= 4yr= 5yr= 7yr= 10yr= 30yr=

| Input | Output | PSA | PSA | PSA | PSA | PSA | PSA |
|---|---|---|---|---|---|---|---|
| PREPAY | | 350 | 125 | 200 | 450 | 750 | 1000 |
| 01MLIB | 1.420 | +0 | +0 | +0 | +0 | +0 | +0 |
| Cleanup | | NO | NO | NO | NO | NO | NO |
| | Av Life | 14.097 | 24.127 | 21.464 | 9.287 | 4.351 | 3.346 |
| Price | Window | 1/06-9/32 | 1/06-9/32 | 1/06-9/32 | 1/06-9/32 | 1/06-7/07 | 1/06-6/06 |
| 100-00 | Yield | 5.524 | 5.534 | 5.533 | 5.511 | 5.466 | 5.441 |
| 100-04 | Yield | 5.511 | 5.525 | 5.522 | 5.493 | 5.434 | 5.399 |
| 100-08 | Yield | 5.498 | 5.515 | 5.512 | 5.476 | 5.401 | 5.357 |
| 100-12 | Yield | 5.485 | 5.505 | 5.502 | 5.458 | 5.368 | 5.316 |
| 100-16 | Yield | 5.472 | 5.495 | 5.491 | 5.440 | 5.335 | 5.274 |
| 100-20 | Yield | 5.458 | 5.485 | 5.481 | 5.422 | 5.302 | 5.233 |
| 100-24 | Yield | 5.445 | 5.476 | 5.471 | 5.405 | 5.270 | 5.191 |
| 100-28 | Yield | 5.432 | 5.466 | 5.460 | 5.387 | 5.237 | 5.150 |
| 101-00 | Yield | 5.419 | 5.456 | 5.450 | 5.370 | 5.204 | 5.109 |
| 101-04 | Yield | 5.406 | 5.446 | 5.440 | 5.352 | 5.172 | 5.067 |
| 101-08 | Yield | 5.393 | 5.437 | 5.430 | 5.334 | 5.139 | 5.026 |
| 101-12 | Yield | 5.380 | 5.427 | 5.420 | 5.317 | 5.107 | 4.985 |
| 101-16 | Yield | 5.367 | 5.417 | 5.409 | 5.299 | 5.074 | 4.944 |
| 101-20 | Yield | 5.354 | 5.408 | 5.399 | 5.282 | 5.042 | 4.903 |
| 101-24 | Yield | 5.341 | 5.398 | 5.389 | 5.265 | 5.010 | 4.862 |
| 101-28 | Yield | 5.328 | 5.389 | 5.379 | 5.247 | 4.977 | 4.821 |
| 102-00 | Yield | 5.315 | 5.379 | 5.369 | 5.230 | 4.945 | 4.781 |
| 102-04 | Yield | 5.302 | 5.369 | 5.359 | 5.213 | 4.913 | 4.740 |
| 102-08 | Yield | 5.289 | 5.360 | 5.349 | 5.195 | 4.881 | 4.699 |
| 102-12 | Yield | 5.277 | 5.350 | 5.339 | 5.178 | 4.849 | 4.659 |
| 102-16 | Yield | 5.264 | 5.341 | 5.329 | 5.161 | 4.817 | 4.618 |
| 102-20 | Yield | 5.251 | 5.331 | 5.319 | 5.143 | 4.785 | 4.578 |
| 102-24 | Yield | 5.238 | 5.322 | 5.309 | 5.126 | 4.753 | 4.537 |
| 102-28 | Yield | 5.225 | 5.313 | 5.299 | 5.109 | 4.721 | 4.497 |
| 103-00 | Yield | 5.213 | 5.303 | 5.289 | 5.092 | 4.689 | 4.456 |

## Collateral Summary

| | | | |
|---|---|---|---|
| Type | | Coupon | 6.000% |
| Offering | $450.00 MM | WAC | 6.900% |
| Dated Date | 12/01/02 | WAM | 351.0 |
| Settlement | 12/30/02 | AGE | 9.0 |
| First Pmt | 01/25/03 | Frequency | Monthly |

## Structure Summary

| | |
|---|---|
| Pricing Speed | 400 PSA |
| PAC1 Band | 110-475 PSA |

## Tranche Description

| Class | Type | Orig | Avail | Coupon | Avl | Spr/Tsy | Spr/AVL | Yield | Price | Dur | Window | Stated Band | Comments |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| PAA | PAC1 | 129,799,000.00 | 129.799 | 4.650 | 2.500 | 204/2 | 182/2.5 | **3.8270%** | 101-22+ | 2.30 | 01/03-09/07 | 110-475 | 2.5 yr PAC1 |
| PAB | IO.NTL.PAC1 | 29.204.774.00 | 29.205 | 6.000 | 2.500 | 5132/2 | 5109/2.5 | 53.0995% | **7-16** | 0.89 | 01/03-09/07 | 110-475 | 2.5 vr IO Notional PAC1 |
| PC | PAC1 | 59,113,000.00 | 59.113 | 6.000 | 5.990 | 218/5 | **195/6.0** | 5.1666% | 104-05 | 4.93 | 09/07-07/10 | 110-475 | 6.0 yr PAC1 |
| PD | PAC1 | 31,479,000.00 | 31.479 | 6.000 | 10.284 | 172/10 | **170/10.3** | 5.7710% | 101-28 | 7.42 | 07/10-02/32 | 110-475 | 10.3 yr PAC1 |
| S1 | SUP | 217.234.000.00 | 217.234 | 6.000 | 3.207 | 405/2 | 354/3.2 | 5.8288% | **100-08** | 2.63 | 01/03-03/32 | | 3.2 vr Support |
| SUB | SUB | 12,375,000.00 | 12.375 | 6.000 | 9.392 | 173/10 | 184/9.4 | 5.7801% | **101-20** | 6.81 | 01/03-03/32 | | 9.4 yr Subordinate |

## Market Data

TIME: 3:00 PM (18-Dec-02 )

| | | | |
|---|---|---|---|
| 6mo | 1.26000% | | |
| 1yr | 1.48000% | 5yr | 2.98600% |
| 2yr | 1.78200% | 7yr | 3.41240% |
| 3yr | 2.18333% | 10yr | 4.05200% |
| 4yr | 2.58467% | 30yr | 4.97400% |

## Deal Comments

# CMO HYPOWFB4 PAA
## Scenario Report (GS)

**Goldman Sachs**

2.5 yr PAC1 Generated: 12/05/2002 15:07:23 **Page 1 of 1**

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| CUSIP | Monthly | As Of | 12/02 | Pricing | 12/4/02 | Original | 129,799,000.00 |
| Description: PAC1 | | | | Settle | 12/30/02 | Balance | 129,799,000.00 |
| Coupon: 4.650% | | | | Next Proj | 1/25/03 | Factor | 1.00000000 |
| Stated Band: 110-475 | Effective Band: N/A | | | Stated Final | 0/0/00 | Delay | 24 |

Collateral: Cpn 6.00 WAC 6.90 WAM 351 WALA 9
Historical PSA's: 0/00= 0/00= 0/00= 3mo= 6mo= 12mo= SI=
Curve: 3m= 6m= 1yr= 2yr= 3yr= 4yr= 5yr= 7yr= 10yr= 30yr=

| Input | Output | CPR | CPR | CPR | CPR | CPR | CPR | CPR |
|---|---|---|---|---|---|---|---|---|
| PREPAY | | 7 | 10 | 20 | 30 | 40 | 50 | 60 |
| | Av Life | 2.502 | 2.500 | 2.500 | 2.353 | 1.818 | 1.397 | 1.083 |
| Price | Window | 1/03-9/07 | 1/03-9/07 | 1/03-9/07 | 1/03-1/07 | 1/03-10/05 | 1/03-2/05 | 1/03-8/04 |
| 101-22+ | Yield | 3.825 | 3.825 | 3.825 | 3.776 | 3.526 | 3.192 | 2.775 |

December 1, 2002

# Preliminary Structural and Collateral Term Sheet

## 924,375,000 (approximate) of Senior Certificates
## Wells Fargo Asset Securities Corp., Seller
### Wells Fargo Mortgage Backed Securities 2002-18 Trust

*Features of the Transaction*

- Offering consists of approximately $924,375,000.00 of senior securities with a Certificate Interest Rate of 6.0% expected to be rated AAA by two of the three: S&P, Fitch, or Moody's.
- The expected amount of credit support for the senior certificates is 2.65% on Track 1 and 2.75% on Track 2,in the form of subordination with a shifting interest structure and a five year prepayment lockout.
- All collateral consists of single family, fixed-rate residential, first mortgages of no more than 30 years to original stated maturity, originated or acquired by Wells Fargo Home Mortgage, Inc.
- Not less than 98% of all mortgage loans with original loan-to-value ratios greater than 80% have private mortgage insurance.
- The amount of senior certificates is approximate and may vary by up to 5%.

*Preliminary Mortgage Pool Data (approximate)*

| | Track 1 | Track 2 |
|---|---|---|
| **Total Outstanding Principal Balance:** | $500,000,000 | $450,000,000 |
| **Number of Mortgage Loans:** | 1,064 | 1,000 |
| **Average Principal Balance of the Mortgage Loans:** | $470,000 | $450,000 |
| **Weighted Average Annual Mortgage Interest Rate:** | 6.45% ± 0.05% | 6.9 ± 0.05% |
| **Expected Servicing Fees for the Mortgage Loans (including Master Servicing Fee):** | 26.7 bps | 26.7 bps |
| **Weighted Average Maturity:** | 358 ± 2 mos. | 350 ± 2 mos. |
| **Weighted Average Seasoning:** | 2 ± 2 mos. | 9 ± 2 mos. |
| **Weighted Average FICO:** | 725 (min 715) | 728 (min 715) |
| **Weighted Average Original Loan-To-Value Ratio:** | 65% (max 70%) | 66% (max 70%) |
| **Primary Residence:** | 98% (min 93%) | 97% (min 93%) |
| **Cash-Out Refinance %:** | 20% (max 25%) | 27% (max 35%) |
| **Originated Under the Full Documentation Program:** | 78% (min 73%) | 87% (min 75%) |
| **California: Concentration:** | 48% (max 50%) | 50% (max 50%) |
| **Single-Family Detached** | 91% (min 86%) | 93% (min 86%) |

*Key Terms*

| | |
|---|---|
| **Issuer:** | Wells Fargo Mortgage Backed Securities 2002-18 Trust |
| **Underwriter:** | Goldman, Sachs & Co. |
| **Seller/Servicer:** | Wells Fargo Asset Securities Corp. / Wells Fargo Home Mortgage, Inc. and others. |
| **Master Servicer** | Wells Fargo Bank Minnesota, National Association |
| **Trustee:** | Wachovia Bank, National Association |
| **Type of Issuance:** | Public |
| **Servicer Advancing:** | Yes, subject to recoverability |
| **Compensating Interest:** | Yes, for each Distribution Date, the least of (i) the aggregate prepayment interest shortfall for such Distribution date, (ii) 1/12th of 0.20% of the Pool Scheduled Principal Balance for such Distribution Date and (iii) the Available Master Servicing Compensation (as defined in the Prospectus) for such Distribution date. |
| **Legal Investment:** | The senior certificates are SMMEA eligible at settlement |
| **Interest Accrual:** | Prior calendar month |
| **Clean Up Call:** | 10% of the Cut-off Date principal balance of the Mortgage Loans |
| **ERISA Eligible:** | Underwriter's exemption may apply to senior certificates, however prospective purchasers should consult their own counsel |
| **Tax Treatment:** | REMIC; senior certificates are regular interests |
| **Structure:** | Senior/Subordinate; shifting interest with a five-year prepayment lockout to junior certificates. Subs may be cross collateralized between the two tracks. |
| **Expected Subordination:** | 2.65% Track 1, 2.75% Track 2 |
| **Expected Rating Agencies:** | 2 of the 3: S&P, Fitch, or Moody's.. |
| **Minimum Denomination:** | Senior certificates - $25,000, subject to WFASC policy. |
| **Delivery:** | Senior certificates – DTC |

*Time Table*

| | |
|---|---|
| **Expected Settlement:** | December 23, 2002 |
| **Cut-off Date:** | December 1, 2002 |
| **First Distribution Date:** | January 27, 2003 |
| **Distribution Date:** | 25th or next business day |

December 13, 2002

# Final Structural and Collateral Term Sheet

## 926,886,000 (approximate) of Senior Certificates
## Wells Fargo Asset Securities Corp., Seller
## Wells Fargo Mortgage Backed Securities 2002-18 Trust

### *Features of the Transaction*

- Offering consists of approximately $926,886,000.00 of senior securities with a Certificate Interest Rate of 6.0% expected to be rated AAA by two of the three: S&P, Fitch, or Moody's.
- The expected amount of credit support for the senior certificates is 2.65% on Track 1 and 2.75% on Track 2,in the form of subordination with a shifting interest structure and a five year prepayment lockout.
- All collateral consists of single family, fixed-rate residential, first mortgages of no more than 30 years to original stated maturity, originated or acquired by Wells Fargo Home Mortgage, Inc.
- Not less than 98% of all mortgage loans with original loan-to-value ratios greater than 80% have private mortgage insurance.
- The amount of senior certificates is approximate and may vary by up to 5%.

### *Preliminary Mortgage Pool Data (approximate)*

| | Track 1 | Track 2 |
|---|---|---|
| **Total Outstanding Principal Balance:** | $500,000,000 | $450,000,000 |
| **Number of Mortgage Loans:** | 1,064 | 1,000 |
| **Average Principal Balance of the Mortgage Loans:** | $470,000 | $450,000 |
| **Weighted Average Annual Mortgage Interest Rate:** | 6.45% | 6.90% |
| **Expected Servicing Fees for the Mortgage Loans (including Master Servicing Fee):** | 26.7 bps | 26.7 bps |
| **Weighted Average Maturity:** | 357 | 350 |
| **Weighted Average Seasoning:** | 2 | 9 |
| **Weighted Average FICO:** | 733 (min 715) | 728 (min 715) |
| **Weighted Average Original Loan-To-Value Ratio:** | 65% (max 70%) | 65% (max 70%) |
| **Primary Residence:** | 98% (min 93%) | 97% (min 93%) |
| **Cash-Out Refinance %:** | 21% (max 25%) | 27% (max 35%) |
| **Originated Under the Full Documentation Program:** | 77% (min 73%) | 87% (min 75%) |
| **California: Concentration:** | 48.5% (max 50%) | 49.8% (max 50%) |
| **Single-Family Detached** | 93% (min 86%) | 93% (min 86%) |

### *Key Terms*

| | |
|---|---|
| **Issuer:** | Wells Fargo Mortgage Backed Securities 2002-18 Trust |
| **Underwriter:** | Goldman, Sachs & Co. |
| **Seller/Servicer:** | Wells Fargo Asset Securities Corp. / Wells Fargo Home Mortgage, Inc. and others. |
| **Master Servicer** | Wells Fargo Bank Minnesota, National Association |
| **Trustee:** | Wachovia Bank, National Association |
| **Type of Issuance:** | Public |
| **Servicer Advancing:** | Yes, subject to recoverability |
| **Compensating Interest:** | Yes, for each Distribution Date, the least of (i) the aggregate prepayment interest shortfall for such Distribution date, (ii) 1/12th of 0.20% of the Pool Scheduled Principal Balance for such Distribution Date and (iii) the Available Master Servicing Compensation (as defined in the Prospectus) for such Distribution date. |
| **Legal Investment:** | The senior certificates are SMMEA eligible at settlement |
| **Interest Accrual:** | Prior calendar month |
| **Clean Up Call:** | 10% of the Cut-off Date principal balance of the Mortgage Loans |
| **ERISA Eligible:** | Underwriter's exemption may apply to senior certificates, however prospective purchasers should consult their own counsel |
| **Tax Treatment:** | REMIC; senior certificates are regular interests |
| **Structure:** | Senior/Subordinate; shifting interest with a five-year prepayment lockout to junior certificates. Subs may be cross collateralized between the two tracks. |
| **Expected Subordination:** | 2.65% Track 1, 2.75% Track 2 |
| **Expected Rating Agencies:** | S&P, Fitch |
| **Minimum Denomination:** | Senior certificates - $25,000, subject to WFASC policy. |
| **Delivery:** | Senior certificates – DTC |

### *Time Table*

| | |
|---|---|
| **Expected Settlement:** | December 23, 2002 |
| **Cut-off Date:** | December 1, 2002 |
| **First Distribution Date:** | January 27, 2003 |
| **Distribution Date:** | 25th or next business day |